UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2004

                        Commission File Number: 1-14842

                                   e-SIM LTD.
                 (Translation of registrant's name into English)


             19 HARTUM STREET, HAR HOTZVIM, JERUSALEM 91450, ISRAEL
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The following are included in this report on Form 6-K:

                                                                  Sequential
Exhibit                              Description                  Page Number
-------                              -----------                  -----------
1.               Press release dated December 15, 2004                 3
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


MEDIA CONTACT:                                                 INVESTOR CONTACT:
Yardena Cogan                                                  Yaron Eldad
e-SIM Ltd.                                                     e-SIM Ltd.
+1-888-742-9364                                                +972-2-587-0770
ycogan@e-sim.co.il                                             yaron@e-sim.co.il


                    e-SIM LTD. REPORTS THIRD QUARTER EARNINGS

JERUSALEM, Israel, December 15, 2004 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI (Man-Machine Interface) Solutions for wireless devices, today announced its financial results for the third quarter, ended October 31, 2004.

Revenues for the third quarter of 2004 were $1,319,125, compared to $1,241,099 for the previous quarter, representing an increase of 6%. The quarter's revenues also represent an increase of 41% compared to the revenues for Q3 2003, which were $933,659. Gross profit for the current quarter was $749,375 as compared to $643,206 for the previous quarter, showing an increase of 17%; gross profit was increased by 98% compared to the gross profits for Q3 2003, which was $378,224.

Total operating expenses for the recent quarter were $1,269,328, a decrease of 4% from the previous quarter's figure of $1,326,452 and 12% more than the $1,135,278 in the comparable quarter in 2003.

Net loss for the current quarter was $554,534 or $0.02 per share, compared with a net loss of $797,944 or $0.04 per share in the second quarter of 2004, a decrease of 31%. This quarter's net loss also showed a decrease of 36% when compared to the net loss of $860,413 or $0.07 per share in Q3 2003.

The company's backlog of orders is strong at $2.3 million.

Marc Belzberg, the chairman and CEO of e-SIM Ltd. commented, "We are pleased with this quarters improved results. During 2004, the number of manufacturers and platform vendors incorporating e-SIM's MMI Solution into their handsets has grown substantially. We recently completed serious negotiations with another important wireless platform manufacturer, and are accelerating our momentum as the leading MMI solution provider to the mobile handset market. As we move ahead, our strategy for building a strong foundation for future, ongoing royalty revenue streams will continue."

ABOUT e-SIM
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI
(Man-Machine Interface) solutions for wireless and other electronic products. A wide range of platform vendors and wireless handset manufacturers use e-SIM's
MMI solutions including, Texas Instruments, FreeScale (formerly Motorola SPS),
NEC, Kyocera, BenQ, Sasken, and others. e-SIM's advanced MMI solution technology is built into millions of handsets on the market today.


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


CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
SIGNIFICANT FLUCTUATIONS AND UNPREDICTABILITY OF OPERATING RESULTS, RISKS IN
PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, DEPENDENCE ON
A SINGLE PRODUCT LINE, EXTENT OF DEMAND FOR THE COMPANY'S PRODUCT, IMPACT OF
COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, LENGTHY SALES CYCLE,
CHANGING ECONOMIC CONDITIONS, RISKS OF JOINT DEVELOPMENT PROJECTS, DEPENDENCE ON
KEY PERSONNEL, DIFFICULTIES IN MANAGING GROWTH, RISKS RELATING TO SALES AND
DISTRIBUTION, RISKS ASSOCIATED WITH INTERNATIONAL SALES, RISKS OF PRODUCT
DEFECTS, DEPENDENCE ON COMPANY PROPRIETARY TECHNOLOGY. FOR A MORE DETAILED
DISCUSSION OF THESE AND OTHER RISK FACTORS, SEE THE COMPANY'S FORM 20-F AS FILED
WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.







                                       4

                                   e-SIM LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 IN U.S. DOLLARS

                                                                  October 31      January 31
                                                                  -----------     -----------
                                                                     2004            2004
                                                                  -----------     -----------
                                                                  (Unaudited)      (Audited)

    ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                                            748,779         238,063
 Trade receivables                                                    682,254         567,847
 Other receivables and prepaid expenses                               533,777         347,001
                                                                  -----------     -----------

 Total current assets                                               1,964,810       1,152,911
                                                                  -----------     -----------

 SEVERANCE PAY FUND                                                   870,026         714,141
                                                                  -----------     -----------


 LONG TERM PREPAID EXPENSES                                            84,073          62,800
                                                                  -----------     -----------

 PROPERTY AND EQUIPMENT, NET                                          383,516         439,822
                                                                  -----------     -----------

                                                                  $ 3,302,425     $ 2,369,674
                                                                  ===========     ===========

 LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
 Short term credit from banks                                             148             881
 Current maturities of long term bank loans                           540,827         241,006
 Trade payables                                                       673,790         795,926
 Other convertible loan, net                                                -          72,341
 Employees and payroll accruals                                       754,562         777,981
 Deferred revenues                                                  1,155,081         766,309
 Accrued expenses and other liabilities                               459,418         458,190
                                                                  -----------     -----------

 Total current liabilities                                          3,583,826       3,112,634
                                                                  -----------     -----------

 LONG-TERM LIABILITIES:
 Long term bank loans                                               1,238,116       2,412,874
 Long term convertible bank loans                                     984,459         641,344
 Long term capital lease obligation, net of current maturities         35,638          43,285
 Royalties to government authorities                                  553,869         456,045
 Accrued severance pay                                              1,289,285       1,104,762
 Related parties                                                    1,577,283       1,250,750
                                                                  -----------     -----------
 Total long term liabilities                                        5,678,650       5,909,060
                                                                  -----------     -----------

 SHAREHOLDERS' DEFICIANCY                                          (5,960,051)     (6,652,020)
                                                                  -----------     -----------

                                                                  $ 3,302,425     $ 2,369,674
                                                                  ===========     ===========


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


                                   e-SIM LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 IN U.S. DOLLARS

                                Three months ended            Nine months ended                      Year ended
                                   October 31,                   October 31,                         January 31,
                          ---------------------------   ---------------------------   ------------------------------------------
                              2004           2003           2004           2003           2004           2003           2002
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------
                          (unaudited)    (unaudited)    (unaudited)    (unaudited)     (audited)      (audited)      (audited)

 Revenues:
 Products                 $    662,542   $    438,120   $  1,598,023   $  1,334,420   $  1,818,726   $  3,304,047   $  3,030,709
 Services                      656,583        495,539      2,168,941      2,066,965      2,682,513      2,916,085      2,005,616
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------
                             1,319,125        933,659      3,766,964      3,401,385      4,501,239      6,220,132      5,036,325
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------
 Cost of revenues:
 Products                       41,530         26,590        103,212         86,758        122,022        267,132        169,400
 Services                      528,220        528,845      1,523,116      1,402,222      1,982,867      1,662,618      1,775,408
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------
                               569,750        555,435      1,626,328      1,488,980      2,104,889      1,929,750      1,944,808
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------

 Gross profit                  749,375        378,224      2,140,636      1,912,405      2,396,350      4,290,382      3,091,517
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------

 Operating expenses:
 Research and
 development, net              335,569        321,792      1,160,329      1,143,447      1,560,386      1,463,965      2,609,742
 Selling and  marketing,
net and general and
administrative                 933,759   *)   813,486      2,605,312   *) 2,776,084   *) 3,740,665   *) 4,459,952   *) 7,916,101
  Restructuring and
impairment                           -              -              -              -              -              -        910,303
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------

 Total operating
expenses                     1,269,328     1, 135,278      3,765,641      3,919,531      5,301,051      5,923,917     11,436,146
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------

 Operating loss               (519,953)      (757,054)    (1,625,005)    (2,007,126)    (2,904,701)    (1,633,535)    (8,344,629)
 Financial expenses
(income), net                   34,581        114,532        270,423        290,988      1,343,159         (8,961)       209,345
 Other expenses, net                 -        (11,173)             -        (10,576)             -         94,640        426,108
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------

 Net loss for the
period                        (554,534)      (860,413)    (1,895,428)    (2,287,538)    (4,247,860)    (1,719,214)    (8,980,082)
                          ============   ============   ============   ============   ============   ============   ============

 Basic and  diluted
net loss per share        $      (0.02)  $      (0.07)  $      (0.09)  $      (0.20)  $      (0.36)  $      (0.15)  $      (0.77)
                          ============   ============   ============   ============   ============   ============   ============
 Weighted average
 number of
 shares used in
computing :
 basic and diluted
loss per share              22,354,151     11,689,105     21,194,891     11,673,303     11,963,056     11,665,359     11,663,170
                          ============   ============   ============   ============   ============   ============   ============

*)   Reclassified


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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  e-SIM LTD.


Date:  December 20, 2004                          By /S/ YARON ELDAD
                                                  ------------------
                                                  Name: Yaron Eldad
                                                  Title: Chief Financial Officer
                                                  and Chief Operating Officer



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